Exhibit 99.1
Nomad Foods Announces Third Quarter 2022 Preliminary Financial Results ahead of refinancing existing USD Term Loan B

Strong organic revenue and profit growth supported by company-wide pricing actions

Reiterate Full Year Adjusted EPS Guidance of €1.65 - €1.71

FELTHAM, England - October 31, 2022 - Nomad Foods Limited (NYSE: NOMD), today announces selected preliminary financial results for the three month period ended September 30, 2022. Nomad Foods Limited will report its financial results for the third quarter ended September 30, 2022, before the New York Stock Exchange opens on November 9, 2022.

Preliminary financial performance for the third quarter 2022, when compared to the third quarter 2021, includes:

•Reported revenue increased 26.7% to €760 million
•Organic revenue increase of 7.2%
•Gross margin increased 110 basis points to 29.1%
•Adjusted EBITDA increased 35.3% to €153 million
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “I am pleased to report that Nomad Foods performed very well in the third quarter as our business delivered pricing recovery and a solid underlying performance. Our revenues grew by nearly 27% year-on-year, reflecting organic revenue growth of more than 7% year-on-year as well as the contribution from our recent acquisition, which is also growing relative to its prior year’s results. We successfully executed double-digit price increases in the quarter to offset input cost pressures, and we fully expect to deliver further price increases in the fourth quarter to re-build margins in preparation for next year. We are reiterating our full-year 2022 Adjusted EPS expectation range of €1.65 to €1.71. As we recover our margins to longer-term levels and focus on maximizing our input cost coverage, we are positioning Nomad for sustainable growth into 2023 and beyond. We remain confident in our ability to deliver our €2.30 Adjusted EPS target for 2025."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Nomad Foods demonstrated another quarter of extraordinary resilience driven by our world-class brands, supply chain and people. Execution is a hallmark of our organization, and our brands remain highly competitive in a dynamic market. We are focused on prudent investments in the business, especially supply chain improvements, to successfully manage through this historically difficult macro environment. We expect to emerge stronger and positioned for sustainable growth. We have a compelling track record of driving strong earnings growth, and we will keep focus on compounding the value of our operating results for our shareholders.”

Third Quarter of 2022 preliminary results compared to the Third Quarter of 2021
•Revenue increased 26.7% to €760 million. Organic revenue increase of 7.2% was comprised of a 3.4% decline in volume/mix offset by a 10.6% increase in price.
•Gross profit increased 31.9% to €221 million. Gross margin increased 110 basis points to 29.1%, driven by higher pricing offsetting higher raw material costs across the business.
•Adjusted EBITDA increased 35.3% to €153 million while EBITDA margin improved 130 basis points to 20.2%.
2022 Guidance
The Company is affirming its Adjusted EPS guidance range of €1.65 to €1.71, representing high-single digit Adjusted EPS growth. This guidance assumes high-single digit revenue growth, low-single digit organic revenue growth, and the inclusion of Fortenova's frozen food business for the full-year.
Refinancing

The Company is providing this preliminary announcement of results in advance of the launch of its offer to refinance its existing $960 million principal Term Loan B which will be announced later today.

Enquiries
Investor Relations Contact
Anthony Bucalo
Nomad Foods Limited
+1-914-907-8724

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Cautionary Statement

The preliminary financial results presented above for the three months ended September 30, 2022 are based solely on currently available information, which is subject to change. The Company’s actual financial results for the three months ended September 30, 2022 are subject to the completion of its financial statements for the three months ended September 30, 2022, and are not indicative of future performance. The Company’s actual financial results for the three months ended September 30, 2022 may differ materially from the preliminary financial results provided herein as a result of the completion of the Company’s normal closing process, including the completion of all of its controls procedures, which could identify adjustments causing the actual results to be different from the expectations. Accordingly, investors should not place undue reliance on these preliminary financial results. In addition, this update does not present all necessary information for an understanding of the Company’s financial condition as of the date of this release, or its results of operations for the third quarter. Investors should review the Company’s complete financial results for the quarter which it expects to release on November 9, 2022.

Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three months ended September 30, 2022 and for comparative purposes, the three months ended September 30, 2021.

Adjusted financial information for the three months ended September 30, 2022 and 2021 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three months ended September 30, 2022 and 2021 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 4 to 7, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
Reconciliation of Preliminary Non-IFRS Financial Measures
The following table reconciles preliminary adjusted financial information for the three months ended September 30, 2022 to the preliminary results of Nomad Foods for such period.
Preliminary Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2022

€ in millions	Three months ended September 30, 2022	Adjustments		Adjusted for the three months ended September 30, 2022
Revenue	759.6	—		759.6
Cost of sales	(538.5)	—		(538.5)
Gross profit	221.1	—		221.1
Other operating expenses	(93.4)	2.9	(a)	(90.5)
Exceptional items	(18.9)	18.9	(b)	—
Operating profit	108.8	21.8		130.6
Finance income	12.1	(11.9)		0.2
Finance costs	(16.5)	—		(16.5)
Net financing costs	(4.4)	(11.9)	(c)	(16.3)
Profit before tax	104.4	9.9		114.3
Taxation	(22.3)	(2.0)	(d)	(24.3)
Profit for the period	82.1	7.9		90.0

(a)Represents share based payment charge including employer payroll taxes of €2.6 million and non-operating M&A transaction costs of €0.3 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See "Reconciliation of Preliminary Profit for the period to preliminary Adjusted EBITDA (unaudited)" for a detailed list of exceptional items.
(c)Elimination of €7.2 million of foreign exchange translation gains and €4.7 million of gains on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Preliminary Reconciliation of Preliminary Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended September 30, 2021 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2021

€ in millions	Three months ended September 30, 2021	Adjustments		As adjusted for the three months ended September 30, 2021
Revenue	599.4	—		599.4
Cost of sales	(431.8)	—		(431.8)
Gross profit	167.6	—		167.6
Other operating expenses	(80.5)	9.0	(a)	(71.5)
Exceptional items	(6.5)	6.5	(b)	—
Operating profit	80.6	15.5		96.1
Finance income	10.4	(10.4)		—
Finance costs	(25.4)	8.8		(16.6)
Net financing costs	(15.0)	(1.6)	(c)	(16.6)
Profit before tax	65.6	13.9		79.5
Taxation	(13.9)	(2.5)	(d)	(16.4)
Profit for the period	51.7	11.4		63.1

(a)Represents share based payment charge including employer payroll taxes of €0.8 million and non-operating M&A transaction costs of €8.2 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See "Reconciliation of Preliminary Profit for the period to Preliminary Adjusted EBITDA (unaudited)" for a detailed list of exceptional items.
(c)Elimination of a €2.8 million gain from the reversal of an impairment loss on a short-term investment, €7.6 million of foreign exchange translation losses and €8.8 million of losses on derivatives, which includes a one-off non-cash charge of €7.8 million for changes to cross currency interest rate swaps.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Preliminary Non-IFRS Financial Measures (continued)
Reconciliation of Preliminary Profit for the period to Preliminary Adjusted EBITDA (unaudited)

	Three months ended
€ in millions	September 30, 2022	September 30, 2021
Profit for the period	82.1	51.7
Taxation	22.3	13.9
Net financing costs	4.4	15.0
Depreciation & amortization	22.6	17.1
Exceptional items:
Business Transformation program (a)	11.9	3.7
Findus Switzerland integration costs (b)	2.5	1.3
Fortenova Acquisition integration costs (c)	2.0	0.6
Brexit (d)	—	0.4
Information Technology Transformation program (e)	0.9	—
Factory optimization (f)	1.0	0.5
Distribution network integration (g)	0.6	—
Other add-backs (h)	2.9	9.0
Adjusted EBITDA	153.2	113.2

Revenue	759.6	599.4
Adjusted EBITDA margin (i)	20.2%	18.9%

(a)Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
(b)Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
(c)Expenses associated with the integration of the Fortenova acquisition acquired on September 30, 2021.
(d)Expenses related to preparations for the impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.
(e)Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
(f)Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018 but due to delays in delivering the program across the Nomad manufacturing portfolio due to various government lockdowns and travel bans, the project has been extended for an additional year through 2022.
(g)Expenses associated with the restructuring of the Company's sales operations in northern Italy, replacing direct sales to thousands of customers with a streamlined distributor network. The program is scheduled to be completed in 2023 and consists of expenses relating to restructuring and new systems.
(h)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to September 30, 2022 of €2.6 million (2021: €0.8 million) as well as the elimination of non-operating M&A transaction costs for the three month period to September 30, 2022 of €0.3 million (2021: €8.2 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(i)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from preliminary to organic revenue growth/(decline)
Year on Year Growth - September 30, 2022 compared with September 30, 2021:

Three Months Ended September 30, 2022
YoY change
Preliminary Revenue Growth	26.7%

Of which:
Organic Revenue Growth/(Decline)	7.2%
Acquisitions	19.4%
Translational FX (a)	0.1%
Total	26.7%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its reiterated guidance with respect to Adjusted EPS and Adjusted EPS growth for 2022 and long-term growth; (ii) its ability to recover higher input costs through additional price increases; (iii) its focus on a disciplined capital allocation strategy and positioning for the future and (iv) the benefits of the Fortenova frozen food business acquisition.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) the Company’s ability to accurately predict the performance of its Green Cuisine brand and the Findus Switzerland and Fortenova's frozen food businesses' and their impact on the Company’s growth; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) new regulations governing the import and export of goods between the UK and the European Union as a result of Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; and (xxi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.